to create a leading provider of  focused, cost-optimized solutions, enabling customers to implement best in class test strategies to maximize their profitability.
LTX Investor Relations Presentation
June 22, 2008
Filed by LTX Corporation
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company:  Credence Systems Corporation
Commission File No.:  000-22366
The following materials were first made available by LTX Corporation to investors on June 24, 2008.

LTX Confidential - 2
Safe Harbor for Forward-Looking Statements
Statements in this presentation regarding the proposed transaction between LTX and Credence, including the terms of the agreement and the tax-free, all-stock nature of the transaction, the belief that the combined strengths of the two companies will create a leading provider of focused, cost-optimized solutions designed to enable customers to implement best-in-class test strategies to maximize their profitability, the new company’s ability to address broad market segments, the increased presence in the Asia-Pacific region, the establishment of a global network of applications and resources, the continuation of current employees and directors with the new company, the belief that the combined strengths of the companies’ expertise and product portfolio will benefit customers, the creation of a test company with the financial strength, growth opportunities, critical mass, and operational efficiency to lead the industry, the expectation that the combination will drive efficiencies associated with operating a larger business, and the anticipation of saving approximately $25 million at the end of the integration period, the expectation that the merger will be accretive within 12 months, the expected timetable for completing the transaction and any other statements about
LTX or Credence managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,”
“would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.
There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including:  the ability to consummate the transaction, the ability to successfully integrate LTX’s and Credence’s operations and employees; the ability to realize anticipated synergies and cost savings; the risk of fluctuations in sales and operating results; risks related to the timely development of new products, options and software applications and the other factors described in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and Credence’s Annual Report on Form 10-K for the fiscal year ended November 3,
2007 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC.  LTX and Credence disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation.

LTX Confidential - 3
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
LTX plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and LTX and Credence plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The
Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about LTX, Credence, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy
Statement/Prospectus carefully when they are available.
Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and
other documents filed with the SEC by LTX and Credence through the website maintained by the SEC at www.sec.gov.
In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy
Statement/Prospectus when they are available from LTX by contacting Mark Gallenberger at mark_gallenberger@ltx.com, or 781-467-5417 or from Credence by contacting Brenda Ropoulos at brenda_ropoulos@credence.com, or 408-635-4309.
LTX and Credence, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding LTX’s directors and executive officers is contained in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and its proxy statement dated November 6, 2007, which are filed with the SEC.  As of June 16, 2008, LTX’s directors and executive officers beneficially owned approximately 4,201,725 shares, or 6.7%, of LTX’s common stock.  Information regarding Credence’s directors and executive officers is contained in Credence’s
Annual Report on Form 10-K for the fiscal year ended November 3, 2007, its proxy statement dated March 7, 2008, its Current Reports on
Form 8-K filed on April 18, 2008, May 1, 2008, June 10, 2008, and June 17, 2008, and its Form 4 filed on April 29, 2008, which are filed with the SEC.  As of June 16, 2008, Credence’s directors and executive officers beneficially owned approximately 1,348,090 shares, or 1.3%, of
Credence’s common stock. In connection with the transaction, Mr. Tacelli has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated March 2, 1998 and Mr. Gallenberger has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated October 2, 2000. In connection with the transaction, each of Mr. Lev and Mr. Eichler has entered into a Transition Services Agreement with Credence pursuant to which they have agreed to accept new positions with Credence, and perform certain transition services for Credence, for a period of six months following the closing of the transaction in exchange for certain salary, bonus, acceleration of equity-based awards and other compensation.
A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

LTX Confidential - 4
Strategic Rationale Overview
• Creates strong player in mid-range and analog segments
• Provides immediate access into consumer digital markets
• Extends customer diversification beyond TI and AMD
• Increases our scale
• Creates strong presence in Asia via Spirox
• Establishes us as key supplier with subcontractors
• Annual cost savings opportunity is high – approximately
$25M

LTX Confidential - 5
Our Vision
To create a leading provider of focused, cost-optimized solutions, enabling customers to implement best in class test strategies to maximize their profitability.
Our Leadership
Dave Tacelli (LTX) – President and CEO
Mark Gallenberger (LTX) – CFO
Lavi Lev (Credence) – Executive Chairman
Board – LTX (5), Credence (4)
Our Markets Wireless, Computing, Automotive, Entertainment
Our Technologies
RF wireless & digital signal processing techniques,
power management, high performance analog,
low cost, high-density digital
Creating a new test company

LTX Confidential - 6
Products
• Focused, cost-optimized solutions
• Broader, more comprehensive portfolio of proven technologies
• Extensive deployment of systems in Asia
Roadmap
• Driven by customers’ operational test requirements
• Focused on cost effective testing regardless of test strategy
• Leverages proven R&D experience and technologies
Support
• Broader, strategically deployed global network
• Enhanced local applications and support resources
• Significantly expanded presence in Asia
Strength
• Experienced, customer-focused leadership team
• Size and scope necessary to provide comprehensive solutions
• Structured for consistently strong financial performance
Providing direct customer advantages

LTX Confidential - 7 Complementary customer base LTX Credence • AMD goes from 27% to 21% • TI goes from 38% to 9% More customer diversity:

LTX COMBINING STRENGTHS credence

Millions
Teradyne
Verigy
LTX/Credence
Eagletest

LTX

LTX Confidential - 8 Market Position Creates three significant SOC test providers (Trailing 12 months) Annual Revenue $0 $250 $500 $750 $1,000 Source: SEC filings and Company estimates

LTX COMBINING STRENGTHS credence

Market Share, %
Adventest
LTX/Credence
Teradyne
Verigy

Market Share, %
Teradyne
LTX/Credence
Eagletest
Advantest
Other

Market Share, %
Verigy
Teradyne
Advantest
LTX/Credence

Market Share, %
Teradyne
LTX/Credence
Verigy
Advantest

LTX

LTX Confidential - 9
Market Segmentation
Significant position in major market segments
Power/Mixed Signal
0
10
20
30
40
50
60
CPU
0
10
20
30
40
50
60
Chipset-Graphics
0
10
20
30
40
50
60
DSP/ASIC
0
10
20
30
40
50
#2
#2
#2
#4
Source: SEMI, SEC filings, and Company estimates

LTX
COMBINING STRENGTHS
credence

Market Share, %
Teradyne
LTX/Credence
Eagletest
Other
Advantest

Market Share, %
Teradyne
LTX/Credence
Verigy
Advantest
Other

Market Share, %
Teradyne
Advantest
Verigy
LTX/Credence
Other

Market Share, %
Teradyne
LTX/Credence
Verigy
Advantest

LTX

LTX Confidential - 10
Market Segmentation
Significant position in major market segments
Auto
0
10
20
30
40
50
60
Mobility RF
0
10
20
30
40
50
Plasma LCD
0
10
20
30
40
50
60
MCU
0
10
20
30
40
50
60
#2
#2
#2
#4
Source: SEMI, SEC filings, and Company estimates

LTX Confidential - 11
Cost Savings
Assumptions Overview
• R&D
– Consolidate to four key locations
» Milpitas, CA (Headquarters)
» Norwood, MA
» Hillsboro, OR
» Armenia
• Sales / Support
– Establish major account teams
– Other accounts managed by
geographical teams
– Distributors for China, Taiwan, Korea
– Eliminate redundant sales and support
resources
– Cross train support personnel
• Manufacturing
– Complete outsourcing for both
companies to Asia
• Finance / IT/ HR
– Eliminate redundancy
– Consolidate systems
– Standardize all people processes and
plans
• Facilities
– Eliminate redundancy
Majority of reductions will occur in first quarter after
the close and be completed within 12 months
• 15 office locations that
overlap
• Facilities consolidation from
42 offices worldwide to 27

LTX Confidential - 12
LTM Financial performance
73%
27%
73%
27%
85%
15%
Revenue
Gross profit EBITDA
Total: $482 Total: $233 Total: $50
LTX
$130mm
LTX
$64mm
LTX
$7mm
Credence
$352mm
Credence
$169mm
Credence
$43mm
Source:  LTX Corp and Credence Systems Corp SEC filings
Note: EBITDA (excl. stock-based compensation expense).  Gross profit and EBITDA have been adjusted for one-time and restructuring items.

LTX Confidential - 13
Balance Sheet Strength
Combined cash position is strong
$  41M
$121M
$162M
Credence
$  93M
$140M
$232M
Combined
$  52M Net Cash
$  19M Debt
$  71M Gross Cash
LTX
Source: SEC filings as of last fiscal quarter. Credence figures adjusted for pay down of convertible debt in May of 2008.

LTX Confidential - 14
Summary of Major Deal Points
• Approximately 50 / 50 equity ownership split
• All stock transaction
• Nine member Board of Directors (5 LTX, 4 CMOS)
• LTX has CEO and CFO positions
• CMOS appoints the Executive Chairman
• Headquarters in Milpitas, CA, where each company already
has significant presence

LTX Confidential - 15
• Accelerate customer diversity ( installed base )
• Expand LTX technology in Asia ( Spirox )
• Leverage ASL1000 installed base with LTX analog
instrumentation
• Capitalize on digital technology
• Realize significant annual cost savings – approx. $25M
• Creates strong, cross-cycle cash flow
The result – a test company with the financial strength,
growth opportunities, critical mass and operational
efficiency to lead the industry

to create a leading provider of focused, cost-optimized solutions, enabling customers to implement best in class test strategies to maximize their profitability.